                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-30597

PROSPECTUS

                                1,521,636 SHARES

                              VSI ENTERPRISES, INC.

                                  COMMON STOCK


         The 1,521,636 shares of Common Stock (the "Common Stock") of VSI Enterprises, Inc. (the "Company") offered hereby are being sold by certain holders of the Common Stock of the Company named herein under "Selling Shareholders." Unless the context otherwise requires, the holders of the Common Stock selling shares hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

         The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "VSIN" and on the Boston Stock Exchange under the symbol "VSI." On July 31, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq SmallCap Market, was $1.31 per share.


   SEE "RISK FACTORS" ON PAGES 5 TO 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT
          SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE
                          COMMON STOCK OFFERED HEREBY.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.


==========================================================================================================================
                                                          OFFERING        UNDERWRITING         PROCEEDS TO        PROCEEDS
                                                          PRICE TO        DISCOUNTS AND          SELLING             TO
                                                           PUBLIC          COMMISSIONS        SHAREHOLDERS         COMPANY
--------------------------------------------------------------------------------------------------------------------------
         Per Share ...................................    See Text          See Text            See Text          See Text
         Total .......................................      Below             Below               Below             Below
==========================================================================================================================


         The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell the Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Such brokerage commissions and charges and the legal fees, if any, will be paid by the Selling Shareholders. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $15,000. See "Plan of Distribution."


                The date of this Prospectus is August 1, 1997

                              AVAILABLE INFORMATION

         The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506 and the Boston Stock Exchange, One Boston Place, Boston, MA 02108.

         The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;
         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;
         3.       The Company's Current Report on Form 8-K dated January 3,
                  1997;
         4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on November 12, 1991.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Investor Relations Department, VSI Enterprises, Inc., 5801 Goshen Springs Road, Norcross, Georgia 30071, telephone number (770) 242-7566.

                                   THE COMPANY

GENERAL

         VSI Enterprises, Inc. (the "Company"), through its five wholly-owned subsidiaries, is in the network multimedia/videoconferencing business. The Company, along with its strategic partners, offers customers turnkey solutions by supplying videoconferencing products and services, as well as transmission equipment and a complete internal network, to support video, voice and data applications. Its core business is the design, manufacture and marketing of interactive group and desktop videoconferencing systems (the "VSI Systems"). The VSI Systems may be sold individually, or in conjunction with the Company's businesses that design, market and install network and transmission technology products and services. Each VSI System is designed with open software and modular subsystems which allow a VSI System to be expanded or reconfigured as technologies, user requirements or new applications evolve. The Company's products are designed to allow multiple participants at geographically dispersed sites to see and hear each other on live television and share graphical and pictorial information using standard commercially available telecommunications transmission facilities. The Company integrates standard video, audio and transmission components with its own proprietary video, audio and computer control components and software.

         The Company's open software and modular subsystems streamline production and allow the product to be tailored to meet customers' specific needs without the necessity of custom design. The Company's lead product is marketed under the trade name Omega(TM). Customers are offered a variety of option packages to fit specific applications. Customers are also offered upgrade packages that make the Company's new product compatible with older models. To date, the Company has sold over 1,200 videoconferencing systems to approximately 250 customers, including NationsBank, Duracell, BellSouth, NYNEX and Johnson & Johnson, as well as various federal and state government departments and agencies.

         The Company was incorporated under the laws of Delaware on September 19, 1988 as Fi-Tek III, Inc. ("Fi-Tek") for the purpose of raising capital and to seek out business opportunities in which to acquire an interest. On August 21, 1990, the Company acquired 89.01% of the total common stock and common stock equivalents then issued and outstanding of Videoconferencing Systems, Inc., a Delaware corporation ("VSI"). VSI was founded in 1985 through the acquisition of a portion of the assets of a Sprint Corporation videoconferencing subsidiary. In December 1990, the Company changed its name from Fi-Tek III, Inc. to VSI Enterprises, Inc. During the first half of 1991, the Company acquired the remaining additional outstanding shares of common stock of VSI.

         On July 31, 1992, the Company acquired substantially all of the outstanding shares of Common Stock of CyberVision, n.v., a Belgian corporation. In April 1994, the Company changed the name of CyberVision, n.v. to Videoconferencing Systems, n.v. (hereinafter referred to as "VSI Europe") to permit both companies to market products under the common trade name of "VSI." VSI Europe is a distributor of the Company's videoconference systems in Europe and has installed videoconference room systems at sites in the United Kingdom, France, Germany, Belgium, the Netherlands, Luxembourg, Italy, Denmark, Sweden, Spain, Portugal, Ireland and Switzerland. VSI Europe has offices located in London and Antwerp.

         In April 1995, the Company acquired cR Solutions, a software company whose products include a reservation system for the management of videoconferencing systems. This business is being operated by the Company through its VSI Solutions, Inc. subsidiary ("VSI Solutions").

         On June 28, 1996, the Company acquired Integrated Network Services, Inc. ("INS"), a company engaged in the design, installation and support of local and wide area networks, primarily for the healthcare industry. This business will be operated by the Company through its VSI Network Services, Inc. subsidiary ("VSINS"). INS is an integration firm specializing in the connectivity of multi-protocol environments, ranging from small, local area networks to large, enterprise-wide networks employing WAN technologies to connect multiple sites.

         On October 2, 1996, the Company acquired Eastern Telecom, Inc. ("ETI"), a company engaged in the business of marketing and sales of telecommunications services and products. This business will be operated as a wholly-owned subsidiary of the Company. ETI sells network services such as Centrex, frame relay and basic rate interface, primary rate interface and ISDN connections on behalf of a number of major telecommunications providers.

         VSI, VSI Europe, VSI Solutions, VSINS and ETI will continue their respective businesses as operating subsidiaries of the Company. References to the Company herein refer to VSI Enterprises, Inc., VSI, VSI Europe, VSI Solutions, VSINS and ETI as a consolidated operation, unless the context indicates otherwise.

         The Company's principal executive offices and manufacturing facilities are located at 5801 Goshen Springs Road, Norcross, Georgia 30071, and its telephone number is (770) 242-7566.

RECENT DEVELOPMENTS

         On July 15, 1997, Mark E. Munro resigned all his positions with the Company and its subsidiaries, including his position as a director of the Company and as the Chief Executive Officer and director of VSI Network Solutions, Inc., d/b/a Eastern Telecom.

                                  RISK FACTORS


         THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SIGNIFICANT RISKS. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL ATTENTION TO THE FOLLOWING STATEMENTS RESPECTING CERTAIN RISKS APPLICABLE TO THE OFFERING.

         Dependence upon Subsidiaries. Since the Company's sole business henceforth is expected to be that of its subsidiaries, the Company is subject to the risks associated with being wholly dependent upon the performance of its subsidiaries.

         Working Capital Requirements; Need for Additional Financing. The Company may require additional capital or other financing to finance its operations and continued growth. The Company may seek additional equity financing through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. There can be no assurance that the Company will be able to obtain such financing when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company.

         No History of Profitability. After eight years of operations, the Company has not reported any profits for a full year of operations. The Company incurred net losses of $6,706,894 and $5,340,557 during the years ended December 31, 1996 and 1995, respectively. As a consequence, the Company had an accumulated deficit of $24,124,509 and $17,417,615 at the end of each of these periods, respectively. There can be no certainty regarding the Company's ability to achieve or sustain profitability in the future. Whether or not VSI is able to operate profitably, the Company may require additional capital to finance its operations. Management believes that the Company's ability to continue operations is dependent upon successfully obtaining additional funds through debt or equity financing to provide working capital and other funds for operations, and ultimately, the achievement of profitability. There can be no assurance that the Company will be successful in achieving these goals.

         Technological Change and New Products. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and better picture quality at reduced prices. The introduction of products embodying new technology may render existing products obsolete and unmarketable. The Company's ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, and achieve levels of functionality and price acceptable to the market will be a significant factor in the Company's ability to grow and to remain competitive. If the Company is unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, the Company's business and operating results will be materially and adversely affected.

         Integration of Acquired Businesses. An important element of the Company's growth strategy is to expand through acquisitions. The Company's future success is dependent upon its ability to finance and effectively integrate acquired businesses with the Company's operations. Although the Company believes that it will be able to effect such integration, there can be no assurance that INS, ETI or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. In addition, the financial performance of the Company is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. There can be no assurance that the Company's acquisition strategy will be successful.

         Dependence on Third Parties. Substantially all of the Company's components, subsystems and assemblies are made by outside vendors. Disruption in supply, a significant increase in price of one or more of these components or failure of a third-party supplier to remain competitive in functionality or price could have a material adverse effect on the Company's business and operating results. There can be no assurance that the Company will not experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors associated with the Company's anticipated new product line of videoconferencing systems could adversely affect the Company's business and operating results.

         Foreign Sales and Operations. During fiscal 1996 and fiscal 1995, revenues from international sales represented approximately 13% of the Company's net product sales. The Company's profitability and financial condition therefore will be impacted by the success of these foreign operations. International sales and operations are subject to inherent risks, including difficulties and delays in obtaining pricing approvals and reimbursement, unexpected changes in regulatory requirements, tariffs and other barriers, political instability, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection and adverse tax consequences. Currency translation gains and losses on the conversion to United States dollars from international operations could contribute to fluctuations in the Company's results of operations. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, the Company's operating results could be adversely affected. There can be no assurance that these factors will not have an adverse impact on the Company's future international sales and operations and, consequently, on the Company's operating results.

         Concentration of Customers. The Company sells videoconferencing systems to a number of major customers. During fiscal 1996, approximately 14% of the Company's net product sales were to NYNEX. There can be no assurance that the loss of this customer will not have an adverse effect on the Company's operations.

         Dependence on Key Employees and Management Growth. The Company's development, management of its growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. The Company uses incentives, including competitive compensation and stock option plans, to attract and retain well-qualified employees. There can be no assurance, however, that the Company will continue to attract and retain personnel with the requisite capabilities and experience. The loss of one or more of the Company's key management or technical personnel also could adversely affect the Company. The Company does not have employment agreements with its key management personnel or technical employees. The Company's future success is also dependent upon its ability to effectively attract, retain, train, motivate and manage its employees. Failure to do so could have a material adverse effect on the Company's business and operating results.

         Competition. Competition in the video communications market is intense. In the videoconferencing market, the Company's primary competitors are PictureTel Corporation and VTEL Corporation, each of which has greater resources and market share than those of the Company. The Company expects other competitors, some with significantly greater technical and financial resources, to enter the videoconferencing market. If the Company cannot continue to offer new videoconferencing products with improved performance and reduced cost, its competitive position will erode. Moreover, competitive price reductions may adversely affect the Company's results of operations.

         Fluctuations in Quarterly Performance. The Company's product sales have historically been derived primarily from the sale of videoconferencing systems and related equipment, the market for which is still developing. In addition, the Company's revenues occur predominantly in the third month of each fiscal quarter. Accordingly, the Company's quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. The Company's total revenues and net income levels could also be adversely affected by cancellations or delays of orders, interruptions or delays in the supply of key components, changes in customer base or product mix, seasonal patterns of capital spending by customers, delays in purchase decisions due to new product announcements by the Company or its competitors, increased competition and reductions in average selling prices.

         No Assurance of Continued Trading Market in Company Securities. The Company's Common Stock is traded on the Nasdaq SmallCap Market and on the Boston Stock Exchange. There is no assurance that a public market for the Company's Common Stock will continue to be made or that persons purchasing the Company's securities will be able to avail themselves of a public trading market for the Common Shares in the future.

         In order for the Company's Common Stock to be eligible for continued listing on the Nasdaq SmallCap Market, the Common Stock must, among other things, have a minimum bid price per share of $1.00; provided, however that the Company is not required to maintain the $1.00 per share minimum bid price if it maintains market value of public float of not less than $1 million and capital and surplus of not less than $2 million. The Company's Common Stock currently is trading at a price in excess of $1.00 per share and as of March 31, 1997, the Company had in excess of $2 million in capital and surplus. Net losses in future periods, however, may result in the Company's capital and surplus falling below Nasdaq's minimum requirements. There can be no assurance that the Company will remain in compliance with Nasdaq's continued listing requirements. If the Common Stock is delisted by Nasdaq, the trading market for the Common Stock will be adversely affected, as price quotations for the Common Stock will not be as readily obtainable.

         No Dividends. The Company has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business.

         Possible Issuance of Preferred Stock. The Company is authorized to issue up to 800,000 shares of Preferred Stock, $.00025 par value (the "Preferred Stock"). Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No Preferred Stock is currently outstanding and the Company has no present plans for the issuance thereof. The issuance of any Preferred Stock could affect the rights of the holders of Common Stock, and therefore, reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium for the sale of their shares of Common

Stock. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict the Company's ability to merge with or sell its assets to a third party.

         Pending Litigation. On January 3, 1997, two shareholders of the Company filed a putative class action against the Company and its Chief Executive Officer in the U.S. District Court for the Northern District of Georgia, Atlanta Division. The plaintiffs purport to represent a class of all persons (i) who purchased the common stock of the Company on the open market between October 6, 1995 and January 8, 1996 or (ii) who purchased the common stock of the Company through the exercise of the Company's Class B Warrants between October 6, 1995 and December 18, 1995. The Complaint alleges that during this interval the defendants made material misrepresentations and omissions in connection with the financial condition of the Company which had the effect of artificially inflating the market price of the Company's common stock. The Complaint alleges that by virtue of this conduct defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the "1934 Act") and SEC Rule 10b-5 thereunder. The Complaint also alleges that defendant Richard K. Snelling was a controlling person within the meaning of Section 20 of the 1934 Act and is therefore liable to the plaintiffs on that basis as well. The Complaint seeks compensatory damages along with pre- and post-judgment interest, reasonable attorneys fees, expert witness fees and other costs.

         The Company and Mr. Snelling deny any liability with respect to these claims and intend vigorously to defend them. This action is at an early procedural stage, however, and it is not possible at this time to determine the outcome of the lawsuit or the effect of its resolution on the Company's financial position or operating results. Management believes that the Company's defenses will have merit; there can be no assurance however, that the Company will be successful in its defense or that this litigation will not have a material adverse effect on the Company's results of operations for some period or on the Company's financial position.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Selling Shareholders" for a list of those persons who will receive the proceeds from such sales.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 1, 1997 by the shareholders of the Company who are offering securities pursuant to this Prospectus (the "Selling Shareholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below.


                                                         BEFORE THE OFFERING                          AFTER THE OFFERING
                                                      ------------------------                    -------------------------
                                                         NUMBER                   SECURITIES TO      NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY     PERCENT       BE SOLD      BENEFICIALLY      PERCENT
      OWNER                                               OWNED       OF CLASS     IN OFFERING        OWNED        OF CLASS
------------------                                    ------------    --------    -------------   ------------     --------
Bank von Ernst & CIB..............................       250,000          *           250,000              0            0
Ken Burke.........................................       105,485          *           105,485              0            0
Larry M. Carr and Sharon R. Carr, JTWROS(1).......     2,033,479(2)      4.6          124,599      1,908,880(2)       4.3
Michael Daly......................................         7,117(3)       *             7,117              0            0
Sean Dandley......................................        35,587(3)       *            35,587              0            0
David DesJardins..................................         1,067(3)       *             1,067              0            0
Barry Familitto...................................         5,338(3)       *             5,338              0            0
Kelly and Jonathan Faville........................         3,560(3)       *             3,560              0            0
Chris Gioffre.....................................         7,117(3)       *             7,117              0            0
Frank Hilliard....................................       114,073          *            52,743         61,600            *
Brett Lincoln.....................................         7,117(3)       *             7,117              0            0
James Maloney.....................................         7,117(3)       *             7,117              0            0
John McLaughlin...................................         7,117(3)       *             7,117              0            0
NRT Contract Manufacturing, Inc...................       180,000          *           100,000         80,000            *
Bruce Pecaro......................................        90,000          *            60,000         30,000            *
Theodore M. Rains.................................       341,914          *            79,114        262,800            *
Edward S. Redstone(4).............................     2,919,441(5)      6.6          421,941      2,497,500(5)       5.7
Brian Rowley......................................        35,587(3)       *            35,587              0            0
Smith, Gambrell & Russell, LLP(6).................       200,000          *           200,000              0            0
Helen Tackett.....................................         1,779(3)       *             1,779              0            0
Tim Trowbridge....................................         1,067(3)       *             1,067              0            0
Beth Tulli........................................         1,067(3)       *             1,067              0            0
Reid Wintle.......................................         7,117(3)       *             7,117              0            0

------------------
(1)      Mr. Carr serves as a director of the Company.
(2) Includes 65,000 shares of Common Stock subject to stock options which are exercisable within the next sixty days and 250,000 shares of Common Stock subject to presently exercisable Common Stock Purchase Warrants.
(3) Represents shares of Common Stock issuable upon the exercise of presently exercisable stock options.
(4)      Mr. Redstone serves as a director of the Company.
(5) Includes 35,000 shares of Common Stock subject to stock options which are exercisable within the next sixty days and 2,500 shares of Common Stock owned by Mr. Redstone's spouse.
(6) Smith, Gambrell & Russell, LLP serves as the Company's outside legal counsel. The shares of Common Stock offered hereby were issued to Smith, Gambrell & Russell, LLP in payment of legal services rendered to the Company.

                            DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock of $.00025 par value and 800,000 shares of Preferred Stock of $.00025 par value, issuable in series, the relative rights and preferences of which may be designated by the Board of Directors.

COMMON STOCK

         Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Certificate of Incorporation. Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution, or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to holders of Common Shares after distribution is made to the preferred stockholders (see "Preferred Stock," below). Holders of outstanding Common Shares have no preemptive, conversion, or redemptive rights. All of the issued and outstanding Common Shares are, and all unissued shares when issued pursuant to the exercise of Warrants will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue up to 800,000 shares of $.00025 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the stockholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company. The Company has no present plans to issue any shares of Preferred Stock.

TRANSFER AGENT

         SunTrust Bank, Atlanta, acts as the Transfer Agent for the Common Shares of the Company.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock offered hereby for the benefit of the Selling Shareholders were originally issued by the Company pursuant to the private placement exemption from registration provided in Sections 3(b) and/or 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register the shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders.

         The Common Stock may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

         From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described hereunder.

         The Selling Shareholders may effect transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. The Selling Shareholders will pay such brokerage commissions and charges, as well as the fees and expenses of any counsel retained by them in connection with this offering. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $15,000.

                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the shares of Common Stock offered hereby have been passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. As of June 1, 1997, Smith, Gambrell & Russell, LLP owned an aggregate of 200,000 shares of Common Stock, which shares are being offered hereby. See "SELLING SHAREHOLDERS."

                                     EXPERTS

         The financial statements of the Company as of December 31, 1996 and 1995 and for the fiscal years ended December 31, 1996, 1995 and 1994, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by the firm of Grant Thornton LLP, independent auditors, as set forth in their report thereon and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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         NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS
BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF
THE COMPANY SINCE THE DATE HEREOF.

                                -----------------


                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Available Information.......................................................  2
Incorporation of Certain Documents by Reference.............................  2
The Company.................................................................  3
Risk Factors................................................................  5
Use of Proceeds.............................................................  8
Selling Shareholders........................................................  9
Description of Securities................................................... 10
Plan of Distribution........................................................ 11
Legal Matters............................................................... 11
Experts..................................................................... 12


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                              VSI ENTERPRISES, INC.




                                1,521,636 SHARES

                                  COMMON STOCK






                               P R O S P E C T U S




                                August 1, 1997





                            5801 GOSHEN SPRINGS ROAD
                             NORCROSS, GEORGIA 30071
                                 (770) 242-7566

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